14 October 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 188,000 Reed Elsevier PLC ordinary shares at a price of 838.0908p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 95,193,684 ordinary shares in treasury, and has 1,171,133,117 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 37,708,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 109,000 Reed Elsevier NV ordinary shares at a price of €14.5927 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 58,434,493 ordinary shares in treasury, and has 674,687,842 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 21,821,406 shares.